AMERICAS GOLD AND SILVER ANNOUNCES LARGEST EVER EXPLORATION PROGRAM IN 2026 FOLLOWING THE
DISCOVERY OF TEN NEW HIGH-GRADE SILVER-COPPER-ANTIMONY AND SILVER-LEAD VEINS AT GALENA
INCLUDING 4,896 G/T SILVER AND 3.95% COPPER OVER 1.3M

TORONTO, ONTARIO - March 12, 2026 - Americas Gold and Silver Corporation (TSX: USA) (NYSE American: USAS) ("Americas" or the "Company") a growing North American precious metals and antimony producer, is pleased to announce the discovery of seven new high-grade silver-copper-antimony veins and three new high-grade silver-lead veins at the Galena Complex (Figure 1 and Table 1). The Company is also pleased to announce the largest drilling campaign in Company history with a total of approximately 64,000 meters to be drilled across both the Galena Complex (including the Crescent Mine) and Cosalá in 2026.

Highlights

  Hole 55-261:  4,896 g/t Ag and 3.95% Cu over 1.3 meters1, and
  Hole 43-310:  2,563 g/t Ag and 1.35% Sb over 0.7 meters1
  2026 exploration drilling campaign to total approximately 64,000 meters across Idaho and Mexico operations

The intercepts announced today were drilled as part of the Company's near-mine exploration efforts in late 2025 and represent ten new vein discoveries with materially higher silver grades than the current Galena Complex Mineral Resource and Mineral Reserves (see December 31, 2024 Mineral Resource and Mineral Resource estimate HERE: https://americas-gold.com/site/assets/files/5151/reserves20241231.pdf). Drilling also returned numerous parallel and splay vein intercepts adjacent to active mine workings, which represent near-term growth opportunities that warrant aggressive follow-up drilling in 2026.

Paul Andre Huet, Chairman and CEO, commented: "Our team at Galena has delivered a series of very impressive discoveries at our flagship operation over just the past year. The rapidly-growing, high-grade, silver-copper-antimony 034 Vein Complex combined with the discovery of ten new high-grade veins near existing mine infrastructure further highlights the untapped potential of the Galena Complex. Our team continues to deliver world-class high-grade silver intercepts more than 120 years after opening its doors.

The results announced today were highlighted by silver intersections of 4,896 g/t over 1.3 meters and 2,563 g/t over 0.7 meters demonstrating the consistency of new high-grade discoveries and the vast exploration potential that remains untested at the Galena Complex. I am extremely pleased to announce that the tremendous success of our drilling campaign in 2025 has led to the design and approval of the largest exploration drilling campaign in the Company's history. In 2026, we will be drilling approximately 64,000 meters companywide.

The 2026 campaign includes underground and surface drill rigs mobilizing to our recently acquired Crescent Mine as part of the Galena Complex, which has not seen a systematic drill program in decades and represents one of the highest-grade past producing mines in the Silver Valley.

With a considerable investment being made in driving new high-grade discoveries in Idaho and Mexico, we look forward to providing further updates as we continue to support our aggressive growth trajectory across our operations."

1. Estimated True Widths

Figure 1: (L) Long section view of the Galena Complex showing select high-grade vein discoveries (red stars) and Americas 2026 underground infill (green trace) and exploration (purple trace) drill programs

Table 1: Highlight Intercepts returned from 2025 infill and exploration drilling at the Galena Complex

Galena Complex - Highlight Drill Results
(as of December 31, 2025)
Hole #	Width (m)*	Ag (g/t)	Cu (%)	Sb (%)	Pb (%)	Vein Type
43-310	3.6	650	0.45	0.34	0.14	Ag-Cu-Sb
Including	0.7	2,563	1.80	1.35	0.30
43-313	0.2	5,256	5.00	NA	0.38
43-295	2.1	773	0.86	NA	0.17
And	0.5	3,714	3.86	NA	0.14
43-297	2.0	323	0.03	0.07	14.10	Ag-Pb
And	12.2	272	0.04	0.08	12.30
43-305	0.6	1,225	1.42	1.01	0.10	Ag-Cu-Sb
And	0.7	871	0.70	0.53	0.10
And	2.1	734	0.54	0.53	0.40
And	0.4	1,518	2.00	2.38	9.10	Ag-Pb
And	0.8	902	0.82	0.64	5.62
And	0.8	873	0.55	0.42	7.94
55-253	0.4	954	1.61	NA	0.10	Ag-Cu-Sb
And	2.4	437	0.37	NA	0.12
55-261	1.3	4,896	3.95	NA	0.11
55-266	0.6	1.785	1.75	0.61	0.19
55-281	0.9	2,762	2.33	NA	0.10
And	0.4	4,012	3.21	NA	0.10
And	1.0	1,043	1.27	NA	0.10
CO34-145	0.7	941	1.04	0.47	0.10
*Note: reported intercepts are estimated true widths
Sb%: NA refers to samples that were "Not Analyzed" for Sb in 2025 (Cu:Sb ratio = 0.7:1)

A full table of drill results can be found HERE: https://americas-gold.com/site/assets/files/4297/dr20260312.pdf.

About Americas Gold and Silver Corporation

Americas Gold and Silver is a rapidly growing North American mining company producing silver, copper, and antimony from high-grade operations in the U.S. and Mexico. In December 2024, Americas acquired 100% ownership of the Galena Complex (Idaho) in a transaction with Eric Sprott, former 40% Galena owner, in exchange becoming Americas' largest shareholder. This transaction consolidated Galena as a cornerstone U.S. silver asset and the nation's largest antimony mine. In December 2025, Americas acquired the fully permitted, past-producing Crescent Silver Mine (9 miles from Galena) with the world's 3rd highest-grade silver resource, creating significant potential future synergies through shared infrastructure and processing. In February 2026, Americas formed a 51/49 joint venture with US Antimony to build a new antimony processing hub at Galena, creating a U.S. "mine-to-finished product" antimony solution. Americas also owns and operates the Cosalá Operations in Sinaloa, Mexico. Americas is fully funded to aggressively grow production at the Galena Complex, Crescent and in Mexico with an aim to be a leading North American silver producer and a key source of U.S.-produced antimony.

For more information:

Maxim Kouxenko

Manager, Investor Relations

Americas Gold and Silver Corporation

+1 (647) 888-6458

Technical Information and Qualified Persons

The scientific and technical information relating to the operation of the Company's material operating mining properties contained herein has been reviewed and approved by Rick Streiff, Certified Professional Geologist (CPG#11108), EVP, Geology of the Company. The Company's current Annual Information Form and the NI 43-101 Technical Reports for its other material mineral properties, all of which are available on SEDAR at www.sedar.com, and EDGAR at www.sec.gov, contain further details regarding mineral reserve and mineral resource estimates, classification and reporting parameters, key assumptions and associated risks for each of the Company's material mineral properties, including a breakdown by category.

The diamond drilling program used NQ-size core and BQ-size core. The Company's standard QA/QC practices were utilized to ensure the integrity of the core and sample preparation at the Galena Complex through delivery of the samples to the assay lab. The drill core was stored in a secure facility, photographed, logged and sampled based on lithologic and mineralogical interpretations. Standards of certified reference materials, field duplicates and blanks were inserted as samples shipped with the core samples to the lab.

Analytical work was carried out by American Analytical Services Inc. ("AAS") located in Osburn, Idaho, or SVL Analytical located in Kellogg Idaho. AAS and SVL are independent, ISO-17025 accredited laboratories. Sample preparation includes a 30-gram pulp sample analyzed by atomic absorption spectrometry ("AA") techniques to determine silver, copper, and lead, using aqua regia for pulp digestion. Samples returning values over 514 g/t Ag are re-assayed using fire-assay techniques for silver. Additionally, samples returning values over 23% Pb are re-assayed using titration techniques.

Duplicate pulp samples are sent out quarterly to ALS Global, an independent, ISO-17025 accredited laboratory based in Reno, Nevada to perform an independent check analysis. A conventional AA technique was used for the analysis of silver, copper and lead at ALS Global with the same industry standard procedures as those used by AAS. The assay results listed in this report did not show any significant contamination during sample preparation or sample bias of analysis.

All mining terms used herein have the meanings set forth in National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"), as required by Canadian securities regulatory authorities. These standards differ from the requirements of the SEC that are applicable to domestic United States reporting companies.  Any mineral reserves and mineral resources reported by the Company in accordance with NI 43-101 may not qualify as such under SEC standards. Accordingly, information contained in this news release may not be comparable to similar information made public by companies subject to the SEC's reporting and disclosure requirements.

Cautionary Statement on Forward-Looking Information

This news release contains "forward-looking information" within the meaning of applicable securities laws. Forward-looking information includes, but is not limited to, Americas' expectations, intentions, plans, assumptions, and beliefs with respect to, among other things, the new vein discoveries with materially higher silver grades than current Galena Complex Resource and Reserves, the near-term growth opportunities represented by such discoveries warranting  aggressive follow-up drilling in 2026, the growing high-grade silver-copper-antimony 034 Vein Complex, timing and expectations for the Company's 2026 drill campaign, the potential quantity and grade of the exploration target, and the anticipated timing and results of ongoing and planned exploration drilling at the Galena Complex, statements about the Company's exploration strategy, enhancement mill feed quality and operational efficiency, and anticipated ability to increase shareholder value and are subject to the risks and uncertainties outlined below. Often, but not always, forward-looking information can be identified by forward-looking words such as "anticipate," "believe," "expect," "goal," "plan," "intend," "potential," "estimate," "may," "assume," and "will" or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions, or statements about future events or performance. Forward-looking information is based on the opinions and estimates of Americas as of the date such information is provided and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of Americas to be materially different from those expressed or implied by such forward-looking information. These risks and uncertainties include, but are not limited to the risk factors relating to the Company found under the heading "Risk Factors" in the Company's Annual Information Form dated March 31, 2025 or the Company's MD&A for the three and six months ended June 30, 2025 dated August 11, 2025; interpretations or reinterpretations of geologic information; unfavorable exploration results; inability to obtain permits required for future exploration, development, or production; general economic conditions and conditions affecting the mining industry; the uncertainty of regulatory requirements and approvals; potential litigation; fluctuating mineral and commodity prices; the ability to obtain necessary future financing on acceptable terms or at all; risks associated with the mining industry generally, such as economic factors (including future commodity prices, currency fluctuations, and energy prices), ground conditions, failure of plant, equipment, processes, and transportation services to operate as anticipated, environmental risks, government regulation, actual results of current exploration and production activities, possible variations in grade or recovery rates, permitting timelines, capital expenditures, reclamation activities, labor relations; and risks related to changing global economic conditions and market volatility. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated, or intended. Readers are cautioned not to place undue reliance on such information. Additional information regarding the factors that may cause actual results to differ materially from this forward-looking information is available in Americas' filings with the Canadian Securities Administrators on SEDAR+ and with the SEC. Americas does not undertake any obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events, or other such factors which affect this information, except as required by law. Americas does not give any assurance (1) that Americas will achieve its expectations, or (2) concerning the result or timing thereof. All subsequent written and oral forward-looking information concerning Americas are expressly qualified in their entirety by the cautionary statements above.